UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Amended and Restated Articles of Association

Following a respective resolution by the board of directors of the NLS Pharmaceutics Ltd., or the Registrant, dated January 17, 2024, regarding a share capital increase from the Registrant’s capital band (Kapitalband), the Registrant filed Amended and Restated Articles of Association, with the commercial registry of the Canton of Zurich, Switzerland, reflecting the increase of the share capital by CHF 77,829.38 through the issuance of 3,891,469 registered shares, which are fully paid-in, with a nominal value of CHF 0.02 each, and thus increasing its total outstanding share capital to CHF 791,264.98 which is divided into 39,563,249 registered shares.

The foregoing description of the Amended and Restated Articles of Association is qualified in its entirety by reference to the Amended and Restated Articles of Association filed as Exhibit 99.1 hereto, which is incorporated herein by reference.

This report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Amended and Restated Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: March 13, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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